March 16, 2023

Ms. Melissa McDonough

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kingsbarn Parallel Income Fund (File Nos. 333-268026 and 811-23834)

Dear Ms. McDonough:

This letter provides the responses of Kingsbarn Parallel Income Fund (the “Trust”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you recently provided with respect to the Trust’s Pre-Effective Amendment No. 1 to its registration statement on Form N-2, which was filed on December 27, 2022. We have also responded to certain comments received from Melissa McDonough, Staff Accountant in the Division of Investment Management. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.	Comment: The disclosure regarding the recoupment of reimbursed expenses that appears in the notes to the financial statements in the statement of additional information is inconsistent with the disclosure describing recoupment of reimbursed expenses that appears in other parts of the prospectus and statement of additional information. Please conform all disclosure to that contained in the notes to the financial statements.

Response: The Fund has revised the disclosure as requested.

2.	Comment: The Fee Table in the prospectus includes an estimated amount of Incentive Fees. Please use 0.00% for the Trust’s first fiscal year.

Response: The Fund has revised the disclosure as requested.

JOHN H. LIVELY ● MANAGING PARTNER 11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112 Practus, LLP ● John.Lively@Practus.com ● Practus.com

3.	Comment: Please revise the dollar amounts in the Expense Example to reflect the Trust’s expense ratio after deleting the estimated Incentive Fees.

Response: The Fund has revised the disclosure as requested.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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